16003143

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 22 2016
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51063

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triumph Global Securities, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Ninth Avenue - Suite 402
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Wass Gerber, President 212-246-0983
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Wass Gerber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triumph Global Securities, LTD., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

STEVEN J CORVI SR
Notary Public, State of New York
No. 01CO4866352
Qualified in Nassau County
Commission Expires July 28, 20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triumph Global Securities, LTD.

STATEMENT OF FINANCIAL CONDITION

AND

SUPPLEMENTARY INFORMATION

as of

December 31, 2015

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
Triumph Global Securities, LTD.

I have audited the accompanying financial statements of Triumph Global Securities, LTD. (a New York Corporation) which comprise the statement of financial condition as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Triumph Global Securities, LTD.'s management is responsible for these financial statements. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Triumph Global Securities, LTD. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Triumph Global Securities, LTD.'s financial statements. The supplemental information is the responsibility of Triumph Global Securities, LTD.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 6, 2016

TRIUMPH GLOBAL SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash & cash equivalents	$	16,823
Accounts receivable		30
Security deposit		550
Total Assets	$	17,403

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	2,696
Total Liabilities		2,696
Stockholder's Equity		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in Capital		8,790
Retained earnings		5,907
Total Stockholder's Equity		14,707
Total Liabilities and Stockholder's Equity	$	17,403

See accompanying notes.

TRIUMPH GLOBAL SECURITIES, LTD.

Notes to Financial Statements

Year Ended December 31, 2015

1 Organization and Nature of Business

Triumph Global Securities, LTD. (the Company) was incorporated on November 14, 1997 in the State of New York. The Company registered with the Securities and Exchange Commission (the "SEC") as a broker / dealer on June 11, 1998 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's purpose is to advise other companies on all financial matters, including advice on financing, securities offerings for public or private companies, private placement of securities, and structuring subordinated debt agreements. The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. Cash and cash equivalents, include cash in the bank, FDIC insured money-market funds and savings accounts, as well as all short-term securities (if any) held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Revenue Recognition

The Company recognizes revenue and related expenses when underwritings are consummated.

(e) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose tax based on capital. No provision for such taxes was necessary for the year ended December 31, 2015.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2015 and there are no open tax years prior to 2012. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2015.

(f) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 6, 2016 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3 - Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining the fair value is greatest for instruments categorized in level 3.

For further discussion of fair value, see "Note 7 Fair Value"

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $14,127, which was $9,127 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.1909 to 1.

4 Credit Risk and Concentrations

A significant amount of the Company's fees are from various types of consulting related to its engagements and identified as underwriting and selling groups revenue, which was generated with six customers.

The Company maintains its cash balances in various financial institutions in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

5 Related Party Transactions

The Company reimburses Triumph Worldwide Companies, Ltd., a company related by common ownership, for rent and other related expenses such as supplies, equipment and other personnel and variable costs. The amount reimbursed is based on the fair market value for the allocated portion of these expenses. The total amount paid to Triumph Worldwide Companies, Ltd. During the year 2015 amounted to $166,016. The amount due to Triumph Global Worldwide Ltd. at December 31, 2015 was $0. Triumph Global Securities, Ltd. is neither a guarantor nor obligator to any Triumph Worldwide Companies, Ltd. suppliers, vendors, or any other instances of Triumph Worldwide Companies, Ltd. operations.

The Company's president and principal shareholder provided significant services and received no compensation during the year ended December 31, 2015.

6 Lease

The Company leases office space from Triumph Worldwide Companies, Ltd. under a lease agreement dated January 21, 2012. The lease can be canceled at any time with ten days notice.

Rent paid during the year totaled $12,661.

The Company leases additional space under a Service Agreement dated August 19, 1998. The lease can be canceled at any time by either party with forty five days notice.

Rent paid during the year totaled $4,574.

7 Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

8 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholder if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2015 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other then as disclosed in Note 6 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

9 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2015 the Company had implemented such policies and procedures.

TRIUMPH GLOBAL SECURITIES, LTD.

OTHER INFORMATION

December 31, 2015

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(I) of SEC Rule 15c3-3.

Pursuant to rule 15c 3-3 relating to possession or control requirements, Triumph Global Securities, LTD. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2015and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates pursuant to the exemptive provisions SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2015.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2015

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
Triumph Global Securities, LTD.

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) Triumph Global Securities, LTD. dentified the following provisions of 17 C.F.R. §15c3-3(k) under which Triumph Global Securities, LTD. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Triumph Global Securities, LTD. stated that Triumph Global Securities, LTD. met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). Triumph Global Securities, LTD. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triumph Global Securities, LTD. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 6, 2016

TRIUMPH GLOBAL SECURITIES, LTD.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2015
Schedule I

NET CAPITAL

Common stock	$	10
Additional paid-In capital		8,790
Retained earnings		5,907
Total Credits		14,707
Debits		
Acccounts receivable		30
Security deposits		550
Total Debits		580
NET CAPITAL	$	14,127

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	180
Minimum capital requirement		5,000
Net capital in excess of requirements	$	9,127

Ratio of Aggregate Indebtedness to Net Capital	0.1909 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2015)
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	14,127
Net Capital, per above		14,127
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2015

Triumph Global Securities, LTD.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED December 31, 2015

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Triumph Global Securities LTD. in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Triumph Global Securities LTD.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2015

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Triumph Global Securities, LTD. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2015 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

Triumph Global Securities, LTD.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2015

Triumph Global Securities, LTD. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Triumph Global Securities, LTD. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Charles Waas Gerber, President / CCO of Triumph Global Securities, LTD., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Charles Waas Gerber

Charles Waas Gerber, President / CCO

TRIUMPH GLOBAL SECURITIES, LTD.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2015

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	2,696
Total Aggregate Indebtedness	$	2,696